Mail Stop 3561

August 20, 2008

David A. Brandon
Chief Executive Officer
Domino's Pizza, Inc.
30 Frank Lloyd Wright Drive
Ann Arbor, Michigan 48106

> **Re: Domino's Pizza, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2007**
> **Filed February 26, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 5, 2008**
> **File Nos. 001-32242**

Dear Mr. Brandon:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 30, 2007

Exhibits 31.1 and 31.2

1. We note that in Exhibits 31.1 and 31.2 you refer to the "Annual Report" in paragraphs 2, 3 and 4. In future filings please follow the text of paragraphs 2 through 5 of the certification exactly as it appears in Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A as filed March 5, 2008

Compensation Discussion & Analysis (CD&A)

Annual Performance Bonuses, page 13

2. You state that each executive officer has the opportunity to earn an annual performance bonus consisting of a cash bonus payment based upon the Company's performance "that is uniform for all the Company's executive officers." Please clarify whether the target amount – 90% – is the element of uniformity you are referring to here. Please also specifically state what the 90% target is tied to, if not salary, as that amount is not made explicitly clear.

3. We note that – due to confidentiality and the possibility of competitive harm – you have not disclosed the specific performance targets necessary for the executives to receive the annual performance bonuses you discuss. Please tell us why you believe that competitive harm would result with respect to disclosure of your 2007 targets and disclose how difficult it will be for each named executive officer to achieve or exceed the undisclosed bonus targets and how likely it will be for the company or its segments to achieve the undisclosed income-based bonus targets. See instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Long-Term Compensation, page 13

4. You state that the Compensation Committee adopted a dividend equivalent rights policy and that the committee believes the policy further aligns the interests of management and shareholders. Please disclose how the policy further aligns the interest of management and shareholders.

Compensation for Chief Executive Officer, page 15

5. You state that the Compensation Committee believes that Mr. Brandon has been reasonably compensated for the job he has done based upon peer group surveys, past financial performance of the Company and the increase in the Company's shareholder value. Please elaborate upon each of these factors to explain how each factor contributed to the basis for the belief formed by the Compensation Committee.

Potential Post Employment Payments to Executive Officers, page 25

6. With respect to the potential payments in connection with an officer's termination, please discuss and analyze how the amounts of base salary and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

Certain Transactions Involving Management or 5% or Greater Shareholders, page 31

7. Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Your existing disclosure would appear to only address the review of any such transaction. See Item 404(b) of Regulation S-K.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

David A. Brandon
Domino's Pizza, Inc.
August 20, 2008
Page 4

information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

     Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom,
Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

     Sincerely,

     H. Christopher Owings
     Assistant Director